                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )


                         Productivity Technologies Corp.
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    743088106
                                 --------------
                                 (CUSIP Number)

                                 Danniel Stevens
                         Stevens Financial Group, L.L.C.
                        3333 Warrenville Road, Suite 200
                              Lisle, Illinois 60532

                                with a copy to:

                                Jeffrey M. Weiner
                                Piper Rudnick LLP
                     1999 Avenue of the Stars, Fourth Floor
                       Los Angeles, California 90067-6022
                       ----------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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CUSIP No. 743088106
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              Stevens Financial Group, L.L.C.

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    / /
                                                                     (b)    /X/

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO

------------- ------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

              / /

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

------------------------- ------------------------------------------------------
   NUMBER OF SHARES       7   SOLE VOTING POWER
    BENEFICIALLY
     OWNED BY EACH            0
  REPORTING PERSON
        WITH
------------------------- ------------------------------------------------------
                          8   SHARED VOTING POWER

                              166,500

------------------------- ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              0

------------------------- ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              166,500
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              166,500

------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              / /

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON


              OO (limited liability company)
------------- ------------------------------------------------------------------


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CUSIP No. 743088106
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              Robert H. Moton
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    / /
                                                                     (b)    /X/
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              PF
------------- ------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

              / /
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------------------- ------------------------------------------------------
   NUMBER OF SHARES       7   SOLE VOTING POWER
    BENEFICIALLY
     OWNED BY EACH            166,500
  REPORTING PERSON
        WITH
------------------------- ------------------------------------------------------
                          8   SHARED VOTING POWER

                              0
------------------------- ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              166,500
------------------------- ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              166,500
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              / /
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------


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CUSIP No. 743088106
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

              Danniel Stevens
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    / /
                                                                (b)    /X/
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- ------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

              / /
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

------------------------- ------------------------------------------------------
   NUMBER OF SHARES       7  SOLE VOTING POWER
    BENEFICIALLY
     OWNED BY EACH           0
  REPORTING PERSON
        WITH
------------------------- ------------------------------------------------------
                          8  SHARED VOTING POWER

                             166,500

------------------------- ------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                             0
------------------------- ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               166,500
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              166,500

------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              / /

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Shares"), of Productivity Technologies Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3100 Copper Avenue, Fenton, Michigan 48430

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by (i) Robert H. Moton, a citizen of the United States, (ii) Stevens Financial Group, L.L.C., an Illinois limited liability company ("SFG"), and (iii) Danniel Stevens, a citizen of the United States (collectively with Mr. Moton and SFG, the "Reporting Parties"). The principal office address of SFG, and the business address of each of Mr. Moton and Mr. Stevens, is c/o Stevens Financial Group, L.L.C., Central Park of Lisle Center, 3333 Warrenville Road, Suite 200, Lisle, Illinois 60532. Mr. Stevens is the managing member and sole manager of SFG and chief executive officer of Stevens Equity Holdings, a unit of SFG. Mr. Moton is presently retired. SFG is engaged in financial consulting, evaluating and acquiring businesses. In the normal course of its business, SFG may identify investment opportunities which the Reporting Parties may pursue in their discretion.

         During the last five (5) years, none of SFG, Mr. Moton or Mr. Stevens has been convicted of any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five (5) years none of SFG, Mr. Moton or Mr. Stevens has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Beneficial ownership of the Shares of the Issuer to which this statement relates was acquired with personal funds of Mr. Moton pursuant to transactions initiated on Mr. Moton's behalf by Mr. Stevens.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares of the Issuer to which this statement relates were acquired for investment purposes. Depending on price, availability, market conditions and other factors that may affect their investment judgment, the Reporting Parties may acquire additional Shares or dispose of any or all of their Shares, in the open market or otherwise. The Reporting Parties reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Parties.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of the business day on March 26, 2004, Mr. Moton is the direct beneficial owner of 166,500 Shares of the Issuer, which constitute approximately 6.7% of the Issuer's outstanding Shares (based upon the 2,475,000 Shares stated to be outstanding as of

March 5, 2004 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on March 15, 2004). Mr. Stevens may be deemed to share beneficial ownership of these Shares with Mr. Moton by reason of the understanding described in Item 6 and because Mr. Stevens may be deemed a member of a group with Mr. Moton. By virtue of Mr. Steven's relationship with SFG (as disclosed in Item 2), SFG may be deemed to share beneficial ownership of the Shares directly owned by Mr. Moton. SFG disclaims beneficial ownership of such Shares for all other purposes.

         (b) Mr. Moton may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of 166,500 Shares of the Issuer. Mr. Stevens and SFG may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of 166,500 Shares of the Issuer.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Parties. All such transactions were effected in the open market and the table includes commissions paid.


      REPORTING PARTY        DATE         NO. OF SHARES PURCHASED     PRICE PER SHARE
       ---------------       ----         -----------------------     ---------------
       Robert H. Moton       3/16/04                3,500                   0.80
       Robert H. Moton       3/16/04                5,000                   0.83
       Robert H. Moton       3/16/04               19,850                   0.90
       Robert H. Moton       3/17/04                1,750                   1.02
       Robert H. Moton       3/23/04                5,000                   1.11
       Robert H. Moton       3/23/04                3,550                   1.12
       Robert H. Moton       3/23/04                 500                    1.15
       Robert H. Moton       3/23/04                3,700                   1.14

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Stevens has an understanding with Mr. Moton pursuant to which Mr. Stevens has voting and dispositive power over the Shares owned by Mr. Moton. This voting and dispositive power can be revoked at any time by Mr. Moton. SFG and Mr. Stevens initially identified the Shares as a potential investment opportunity. Except as described herein, none of the Reporting Parties has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement
         2.       Power of Attorney



                                       6
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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  March 26, 2004
                                              By:    /s/ Danniel Stevens
                                                 -------------------------------
                                              Name:  Danniel Stevens
                                                In his individual capacity and
                                                as Attorney-in-Fact for
                                                Robert H. Moton(1)



                                              STEVENS FINANCIAL GROUP, L.L.C.

                                              By:    /s/ Danniel Stevens
                                                 -------------------------------
                                              Name:  Danniel Stevens
                                              Its:   Managing Member

(1) A Power of Attorney authorizing Danniel Stevens to execute this Schedule 13D on behalf of this person or entity is filed as an Exhibit to the
     Schedule 13D.